Exhibit 99.1

CHINAEDU CORPORATION REPORTS SECOND QUARTER 2012 RESULTS

Net Revenue Increases to $18.1 Million, Exceeding Company Guidance

Income from Operations increases 35.4% Year-Over-Year to $3.6 Million

BEIJING, CHINA – September 18, 2012 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online educational services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.1

Second Quarter 2012 Highlights

•	Total net revenue for the second quarter of 2012 was $18.1 million, a 4.5 percent increase from $17.3 million in the corresponding period in 2011.
•	Net revenue from online degree programs was $14.5 million, an increase of 4.5 percent from $13.9 million in the corresponding period of 2011.
•	Net income attributable to ChinaEdu was $1.5 million.
•	Adjusted net income attributable to ChinaEdu[2] was $1.9 million.
•	Net income attributable to ChinaEdu per diluted ADS[3] was $0.086.
•	Adjusted net income attributable to ChinaEdu per diluted ADS[4] was $0.114.
•	Operating margin in the second quarter of 2012 was 19.7 percent.
•	The number of revenue students[5] in online degree programs during the Spring 2012 semester increased roughly 21.4 percent year-over-year to approximately 193,000 students.

Julia Huang, executive chairman of ChinaEdu commented, “The plans we laid for the second quarter of 2012 were well executed and we encountered very few surprises during the quarter. Net revenue for online degree programs increased steadily over the corresponding period in 2011. This growth was complimented by equally steady growth in our non-degree programs, allowing the Company to meet the high end of our quarterly revenue guidance. We continue to leverage our competency in interactive learning to find scalability and persist in our push to be the market leader across our industry. As always, strict cost control measures allow us to build on our strong track record of ongoing profitability.”

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three and six months ended on June 30, 2012 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.353 to $1.00, the noon buying rate in effect on June 30, 2012 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of non-controlling interests’ portion, and amortization of intangible assets and land use rights.

3 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5 “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended June 30, 2012 and 2011 are revenue students in Spring 2012 and Spring 2011, respectively.

Exhibit 99.1

Financial Results for the Second Quarter Ended June 30, 2012

Net Revenue

Total net revenue for the second quarter of 2012 was $18.1 million, a 4.5 percent increase from $17.3 million in the corresponding period in 2011.

Net revenue from online degree programs for the second quarter of 2012 was $14.5 million, a 4.5 percent increase over $13.9 million in the corresponding period in 2011. As seen in the previous quarter, the increase in net revenue from online degree programs in the second quarter was primarily due to organic growth in revenue students enrolled in core online degree programs. Growth was also attributed to greater revenue contribution from our learning centers network and increased revenue contribution from our online non-degree training programs. Enrollment for online degree programs in the Spring 2012 semester was approximately 193,000 revenue students, an increase of 21.4 percent from approximately 159,000 revenue students enrolled in the Spring 2011 semester.

As of June 30 2012, ChinaEdu’s learning centers network was providing recruiting services for 22 universities with 113 operational learning centers, of which 55 were proprietary centers6 and 58 were contracted centers7. This compares to 100 operational learning centers as of June 30, 2011, of which 57 were proprietary and 43 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international and elite curriculum programs, in the second quarter of 2012 was $3.6 million, a 4.5 percent increase from $3.5 million in the second quarter of 2011. The growth was mainly driven by an increase in student enrollments at our private schools in Anqing and Pingdingshan.

Cost of Revenue

Total cost of revenue for the second quarter of 2012 was $7.4 million, representing an increase of 6.4 percent, compared to $6.9 million in the corresponding period of 2011.

Cost of revenue for online degree programs in the second quarter of 2012 was $4.9 million, an increase of 5.2 percent from $4.6 million in the corresponding period of 2011. The increase in cost of revenue was primarily due to an increase in staff costs that resulted from a headcount increase across the Company.

Cost of revenue for non-degree programs in the second quarter of 2012 was $2.5 million, an increase of 8.8 percent from $2.3 million in the second quarter of 2011. The cost of revenue increase in this area of the business was primarily related to employee costs, leasing costs and service fees associated with our 101 online tutoring programs and teaching costs, dormitory, canteen and transportation costs related to our private primary schools in Anqing and Pingdingshan.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2012 was $10.7 million, compared to $10.4 million in the corresponding period of 2011. Gross margin decreased slightly to 59.2 percent, compared to 59.9 percent in the corresponding period in 2011.

Gross margin for online degree programs decreased very slightly to 66.3 percent for the second quarter of 2012, compared to 66.5 percent in the corresponding period of 2011.

6 Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance in applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

2

Exhibit 99.1

Gross margin for private schools decreased to 26.1 percent, compared to 29.3 percent in the corresponding period in 2011. The decrease was primarily due to increase teaching costs as well as dormitory, canteen and transportation costs at the Anqing School and Pingdingshan School.

Gross margin for online tutoring programs decreased to 57.7 percent, from 71.4 percent in second quarter of 2011, largely due to decreased barter transaction revenue as well as increased staff and leasing costs associated with these programs.

Operating Expenses

Total operating expenses were $7.2 million in the second quarter of 2012, representing a 7.6 percent decrease from $7.7 million in the corresponding period in 2011. As a percentage of net revenue, total operating expenses decreased to 39.5 percent, compared to 44.7 percent in the corresponding period in 2011. The decrease in total operating expense was the result of the following:

•	General and administrative expenses for the second quarter of 2012 were $3.8 million, a decrease of 1.5 percent compared to $3.9 million in the corresponding period in 2011. As a percentage of net revenue, general and administrative expenses decreased to 21.1 percent, compared with 22.4 percent in the same period in 2011, the result of increased net revenue.
•	Selling and marketing expenses were $1.8 million in the second quarter of 2012, a decrease of 19.6 percent compared to $2.2 million in the corresponding period in 2011. The decrease in selling and marketing expenses was primarily attributable to a significant decrease in marketing activities surrounding elite curriculum programs. As a percentage of net revenue, selling and marketing expenses decreased to 9.8 percent, compared with 12.8 percent in the same period in 2011.
•	Research and development expenses for the second quarter of 2012 were $1.6 million, a decrease of 5.8 percent compared to $1.7 million in the corresponding period in 2011, primarily because we deployed some research and development employees into maintaining services in 2012. As a percentage of net revenue, the research and development expense was 8.6 percent in the second quarter of 2012, decreasing from 9.5 percent in the same period in 2011.

Income from Operations

Income from operations in the second quarter of 2012 was $3.6 million, an increase of 35.4 percent compared to $2.6 million in the corresponding period of 2011. This significant increase was mainly due to a substantial rise in student enrollment in online degree programs in the Spring semester. Operating margin increased to 19.7 percent for the second quarter of 2012, compared to 15.2 percent in the corresponding period of 2011.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets and land use rights, was $4.0 million for the second quarter of 2012, an increase of 31.7 percent compared to $3.1 million in the corresponding period of 2011.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations (non-GAAP) over net revenue, for the second quarter of 2012 increased to 22.3 percent, compared to 17.7 percent in the corresponding period of 2011.

3

Exhibit 99.1

Interest and Investment Income

Interest and investment income for the second quarter of 2012 increased 57.8 percent to $0.7 million, compared to $0.4 million for the corresponding quarter of 2011.

Income Tax Expense

In the second quarter of 2012, the income tax expense was $0.9 million and the effective income tax rate was 21.4 percent. This compares with an income tax expense of $0.6 million and effective income tax rate of 20.1 percent in same period of 2011.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased to $1.9 million in the second quarter of 2012, compared to $1.7 million in the corresponding period in 2011.

Net Income Attributable to ChinaEdu

Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $1.5 million in the second quarter of 2012, representing an increase of 84.4 percent from $0.8 million in the corresponding period of 2011.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.092 and $0.086, respectively, for the second quarter of 2012, compared to $0.050 and $0.047, respectively, for the corresponding period in 2011.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $1.9 million in the second quarter of 2012 compared to $1.2 million in the corresponding period of 2011. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 10.7 percent in the second quarter of 2012, compared to 7.0 percent in the corresponding period of 2011.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.121 and $0.114, respectively, for the second quarter of 2012, compared to $0.077 and $0.072, respectively, in the corresponding period of 2011.

Deferred Revenue

As of June 30, 2012, deferred revenue was $21.7 million, consisting of current deferred revenue in the amount of $20.1 million and non-current deferred revenue in the amount of $1.6 million. Spring semester tuition is generally received during the second quarter but is recognized both in the second quarter and the third quarter of the calendar year.

Private school revenue is generally received in September, but is amortized over 6 or 12 months. Online tutoring program revenue can be received at program enrollment and is mostly amortized within 12 months.

Cash and Cash Equivalents and Term Deposits

As of June 30, 2012, the Company reported cash and cash equivalents and term deposits of $59.1 million, which primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties

Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $47.1 million as of June 30, 2012 compared to $37.5 million as of December 31, 2011.

4

Exhibit 99.1

2012 Year-to-Date Financial Results

Net Revenue

For the six months ended June 30, 2012, total net revenue was $36.0 million, representing an increase of 13.7 percent over $31.7 million in the corresponding period in 2011. Net revenue from online degree programs for the first half of 2012 was $29.0 million, representing a 15.2 percent increase from $25.1 million in the corresponding period in 2011. Net revenue from non-online degree programs for the first half of 2012 was $7.1 million, compared to $6.6 million in 2011, an 8.0 percent increase. The growth in total net revenue was attributable to strong enrollment in online degree programs in the Fall semester of 2011 and in the Spring semester of 2012, particularly at learning centers. Growth in net revenue at the Anqing School increased, while the Company saw a decrease in revenue contributed by 101 online tutoring programs and international and elite curriculum programs.

Cost of Revenue

For the six months ended June 30, 2012, total cost of revenue was $14.6 million, an increase from $13.2 million in the corresponding period in 2011. Cost of revenue for online degree programs in the first half of 2012 was $9.7 million, an increase of 9.1 percent compared to $8.8 million in the corresponding period of 2011. The increase was primarily due to cost increases in headcount and the expansion of the Company’s learning centers network.

Cost of revenue for non-online degree programs in the first half of 2012 was $4.9 million, an increase of 12.4 percent compared to $4.4 million in the corresponding period of 2011. The cost of revenue increase was primarily related to employee costs, leasing costs associated with our 101 online tutoring programs and teaching costs, dormitory, canteen and transportation costs related to our private primary schools in Anqing and Pingdingshan. Cost of revenue for international and elite curriculum programs decreased as those programs have grown smaller.

Gross Profit

Gross profit for the six months ended June 30, 2012 was $21.5 million, an increase of 16.2 percent compared with $18.5 million for the corresponding period in 2011. The increase was primarily due to an increase in gross margin across online degree programs.

Income from Operations

Income from operations was $7.1 million for the six months ended June 30, 2012, representing an increase of 63.1 percent from $4.3 million for the corresponding period in 2011. Operating margin was 19.6 percent for the six months ended June 30, 2012 compared to 13.7 percent for the corresponding period in 2011.

Adjusted income from operations (non-GAAP) was $8.1 million for the first half of 2012, representing an increase of 55.3 percent, compared to $5.2 million in the corresponding period of 2011. Adjusted operating margin (non-GAAP) for the six months ended June 30, 2012 was 22.5 percent, compared to 16.4 percent for the corresponding period in 2011.

Interest Income and Investment Income

Interest income and investment income increased 71.7 percent to $1.3 million in the first half of 2012, compared to $0.7 million in the corresponding period of last year.

5

Exhibit 99.1

Income Tax Expense

Income tax expense for the first half of 2012 was $1.8 million, as compared with $1.0 million for the corresponding period of last year.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $3.6 million in first half of 2012, an increase of 27.8 percent compared to $2.8 million in the first half of 2011. The increase was primarily attributable to a non-controlling interest impact related to the increase in net income from online degree programs in the first half of 2012.

Net Income attributable to ChinaEdu

Net income attributable to ChinaEdu was $3.1 million for the six months ended June 30, 2012, representing an increase of 129.9 percent from $1.3 million for the corresponding period in 2011. Net margin was 8.6 percent for the six months ended June 30, 2012, compared to 4.2 percent for the corresponding period in 2011.

Adjusted net margin was 11.3 percent for the six months ended June 30, 2012, compared to 6.9 percent for the corresponding period of 2011.The increase was primarily due to increased net profit in the first half of 2012.

Third Quarter 2012 Guidance

ChinaEdu management expects total net revenue in the third quarter of 2012 to range from RMB119 million to RMB122 million or $18.7 million to $19.2 million, representing a five percent to seven percent increase compared to the corresponding period in 2011. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on September 19, 2012 (8:00 p.m. Beijing/Hong Kong Time on September 19, 2012).

Dial-in details for the earnings conference call are as follows:

International:	+6567239381
Hong Kong:	+85224750994
United States:	+1 (718) 354-1231
Toll-free China, Mobile:	4006208038
Toll-free China:	8008190121
Toll-free United States:	1 (866) 519-4004
Passcode:	22035522

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until September 26, 2012.

Dial-in numbers for the replay are as follows:

Toll Free United States	+1 866 214 5335
International	+1 718 354 1232
Conference ID:	22035522

6

Exhibit 99.1

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. Adjusted operating margin defined as the ratio of adjusted operating income from operation over net revenue. Adjusted net income attributable to ChinaEdu per basic and diluted ADS are a non-GAAP measure which are computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per basic and diluted ADS calculation.

These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 12 universities, ranging from 10 to 50 years in length. The Company has also entered into technology agreements with 6 universities. Besides, ChinaEdu performs recruiting services for 22 universities through nationwide learning center network.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

7

Exhibit 99.1

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net

8

Exhibit 99.1

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31,2011	June 30,2012	June 30,2012
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	273,746	179,271	28,218
Term deposits	98,163	196,028	30,856
Short-term investments	34,648	23,072	3,632
Accounts receivable, net	31,478	47,231	7,434
Prepaid expenses and other current assets	22,725	26,222	4,127
Amounts due from related parties	238,016	299,101	47,080
Deferred tax assets-current	5,697	1,180	186
Assets held for sale	-	4,201	661
Total current assets	704,473	776,306	122,194
Deferred tax assets-non-current	8,217	9,420	1,483
Rental deposits	2,213	1,776	280
Land use rights	26,657	26,353	4,148
Property and equipment, net	239,210	228,632	35,988
Deposits paid for acquisition of property and equipment	17,902	17,902	2,818
Acquired intangible assets, net	63,638	62,598	9,853
Goodwill	43,255	43,255	6,809
Total assets	1,105,565	1,166,242	183,573

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of 1,975 and 7,026 as of December 31, 2011 and June 30, 2012, respectively)	2,239	7,064	1,112
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of 20,525 and 21,092 as of December 31, 2011 and June 30, 2012, respectively)	125,332	127,546	20,076
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 18,644 and 23,849 as of December 31, 2011 and June 30, 2012, respectively)	91,980	101,161	15,923
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of 1,953 and 1,501 as of December 31, 2011 and June 30, 2012, respectively)	13,146	34,159	5,377
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of 8,893 and 10,717 as of December 31, 2011 and June 30, 2012, respectively)	51,448	44,860	7,061
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of 3,047 and 3,408 as of December 31, 2011 and June 30, 2012, respectively)	21,970	18,568	2,923
Total current liabilities	306,115	333,358	52,472
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of 33 and 29 as of December 31, 2011 and June 30, 2012, respectively)	12,059	10,210	1,608
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of 1,017 and 997 as of December 31, 2011 and June 30, 2012, respectively)	9,243	8,894	1,400
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of 2,364 and 2,927 as of December 31, 2011 and June 30, 2012, respectively)	6,089	7,314	1,151
Total liabilities	333,506	359,776	56,631

ChinaEdu shareholders’ equity	604,806	632,030	99,485
Noncontrolling interests	167,253	174,436	27,457
Total equity	772,059	806,466	126,942
Total liabilities and equity	1,105,565	1,166,242	183,573

9

Exhibit 99.1

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended			Six Months Ended
(in thousands,except for percentage, share, and per share information)	June 30,2011	June 30,2012	June 30,2012	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	115,327	119,519	18,813	211,189	239,151	37,643

Business Tax	5,296	4,486	706	9,808	10,191	1,603

Net Revenue:
Online degree programs	88,085	92,089	14,495	159,750	184,016	28,965
Online tutoring programs	7,250	6,389	1,006	12,906	12,398	1,952
Private primary and secondary schools	11,880	13,815	2,175	23,120	27,351	4,305
International and elite curriculum programs	2,816	2,740	431	5,605	5,195	818
Total net revenue	110,031	115,033	18,107	201,381	228,960	36,040

Cost of revenue:
Online degree programs	29,500	31,035	4,885	56,212	61,354	9,657
Online tutoring programs	2,077	2,700	425	4,090	5,421	853
Private primary and secondary schools	8,395	10,205	1,606	16,756	20,011	3,150
International and elite curriculum programs	4,168	3,020	475	6,833	5,683	895
Total cost of revenue	44,140	46,960	7,391	83,891	92,469	14,555

Gross profit:
Online degree programs	58,585	61,054	9,610	103,538	122,662	19,308
Online tutoring programs	5,173	3,689	581	8,816	6,977	1,099
Private primary and secondary schools	3,485	3,610	569	6,364	7,340	1,155
International and elite curriculum programs	(1,352)	(280)	(44)	(1,228)	(488)	(77)
Total gross profit	65,891	68,073	10,716	117,490	136,491	21,485

Online degree programs	66.5%	66.3%	66.3%	64.8%	66.7%	66.7%
Online tutoring programs	71.4%	57.7%	57.7%	68.3%	56.3%	56.3%
Private primary and secondary schools	29.3%	26.1%	26.1%	27.5%	26.8%	26.8%
International and elite curriculum programs	(48.0%)	(10.2%)	(10.2%)	(21.9%)	(9.4%)	(9.4%)
Gross margin	59.9%	59.2%	59.2%	58.3%	59.6%	59.6%

Operating expenses:
General and administrative	24,612	24,251	3,817	46,509	50,061	7,880
Selling and marketing	14,083	11,316	1,781	23,151	21,779	3,428
Research and development	10,501	9,894	1,557	20,259	19,671	3,096
Total operating expenses	49,196	45,461	7,155	89,919	91,511	14,404
Income from operations	16,695	22,612	3,561	27,571	44,980	7,081
Operating margin	15.2%	19.7%	19.7%	13.7%	19.6%	19.6%

Other income	299	266	42	422	513	81
Interest income	2,139	3,583	564	4,049	6,571	1,034
Investment income	629	786	124	629	1,460	230
Income before income tax	19,762	27,247	4,291	32,671	53,524	8,426
Income tax expense	(3,981)	(5,831)	(919)	(6,456)	(11,314)	(1,782)
Net income	15,781	21,416	3,372	26,215	42,210	6,644
Net income attributable to the noncontrolling interests	(10,741)	(12,124)	(1,908)	(17,681)	(22,593)	(3,556)
Net income attributable to ChinaEdu	5,040	9,292	1,464	8,534	19,617	3,088
Net margin	4.6%	8.1%	8.1%	4.2%	8.6%	8.6%

Net income attributable to ChinaEdu per ADS:
Basic	0.32	0.59	0.092	0.54	1.24	0.195
Diluted	0.30	0.55	0.086	0.50	1.16	0.184

Weighted average aggregate number of ADSs outstanding:
Basic	15,853,838	15,852,495	15,852,495	15,881,875	15,799,250	15,799,250
Diluted	17,000,614	16,927,279	16,927,279	17,114,971	16,844,208	16,844,208

* Gross revenue are detailed as follows
Online degree programs	93,028	96,268	15,153	168,837	193,586	30,471
Online tutoring programs	7,414	6,511	1,025	13,264	12,668	1,994
Private primary and secondary schools	11,905	13,837	2,178	23,157	27,395	4,312
International and elite curriculum programs	2,980	2,903	457	5,931	5,502	866

10

Exhibit 99.1

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended			Six Months Ended
(in thousands, unaudited)	June 30,2011	June 30,2012	June 30,2012	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$	RMB	RMB	US$
Net income	15,781	21,416	3,372	26,215	42,210	6,644
Other comprehensive income, net of tax
Foreign currency translation adjustments	(246)	120	19	86	127	20
Change in fair value of available for sale investments	(14)	205	32	(177)	442	70
Comprehensive income	15,521	21,741	3,423	26,124	42,779	6,734
Less: comprehensive income attributable to the noncontrollng interest	12,665	11,106	1,748	20,653	21,552	3,392
Comprehensive income attributable to Chinaedu	2,856	10,635	1,675	5,471	21,227	3,342

11

Exhibit 99.1

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended			Six Months Ended
(in thousands, unaudited)	June 30,2011	June 30,2012	June 30,2012	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	15,781	21,416	3,372	26,215	42,210	6,644
Adjustments to reconcile net income to net cash provided by perating activities:
Share-based compensation	1,649	1,892	298	3,204	4,111	647
Depreciation and amortization of property and equipment	5,748	6,304	992	11,535	12,608	1,985
Amortization of land use rights	152	152	24	304	304	48
Amortization of acquired intangible assets	1,017	1,036	163	2,034	2,021	318
Gain on sale of investment	(687)	(158)	(25)	(687)	(227)	(36)
Loss on sale of bonds	58	-	-	58	-	-
Loss on discontinued operations	-	-	-	16	-	-
Loss from disposal of property and equipment	17	16	3	82	828	130
Changes in assets and liabilities
Accounts receivable	(22,492)	(24,932)	(3,924)	(2,696)	(16,093)	(2,533)
Inventory	360	-	-	358	-	-
Provision for Accounts Receivable	-	-	-	-	340	54
Prepaid expenses and other current assets	(1,576)	(377)	(60)	(2,065)	(2,590)	(409)
Amounts due from related parties	(96,759)	(65,981)	(10,386)	(23,964)	(64,143)	(10,097)
Rental deposits	(275)	(34)	(5)	(1,592)	437	69
Accounts payable	3,261	2,324	366	4,582	4,838	762
Deferred revenues	74,726	79,370	12,493	13,454	379	60
Accrued expenses and other current liabilities	17,173	3,167	499	10,221	9,141	1,439
Amounts due to related parties	8,368	(6,596)	(1,038)	(1,637)	3,356	528
Income tax payable	3,535	4,021	633	(7,724)	(6,581)	(1,036)
Other taxes payable	3,401	1,558	245	(3,573)	(3,402)	(535)
Deferred income taxes	(1,079)	608	96	(32)	2,964	467
Unrecognized tax benefit	662	586	92	1,258	1,226	193
Net cash provided by (used in) operating activities	13,040	24,372	3,838	29,351	(8,273)	(1,302)

Investing activities:
Purchase of property and equipment	(6,355)	(2,071)	(326)	(14,276)	(2,874)	(452)
Proceeds from discontinued operations	-	-	-	233	-	-
Deposits paid for acquisition of property and equipment	(14,546)	-	-	(14,546)	-	-
Purchase of/ maturity of term deposits	37,401	(122,000)	(19,204)	(5,599)	(97,865)	(15,405)
Purchase of investments	(11,000)	(12,571)	(1,979)	(17,000)	(12,571)	(1,979)
Proceeds from the sale of investment	8,687	14,634	2,303	8,687	24,952	3,928
Proceeds from the sale of bonds	2,859	-	-	2,859	-	-
Proceeds of exclusive contractual right	-	(980)	(154)	-	(980)	(154)
Proceeds from disposal of property and equipment	1	1	-	1	1	-
Net cash provided by (used in) investing activities	17,047	(122,987)	(19,360)	(39,641)	(89,337)	(14,062)

Financing activities:
Cash dividends paid to noncontrolling shareholders	-	(4,642)	(731)	(13,461)	(4,642)	(731)
Capital contributions by noncontrolling shareholders	-	-	-	1,000	-	-
Capital contributions by shareholders	-	980	154	-	980	154
Proceeds from exercise of share options	94	2,777	437	374	3,722	586
Prepayment for shares repurchase	(130)	(886)	(139)	(130)	(886)	(139)
Repurchase and cancellation of ordinary shares	(5,723)	(385)	(61)	(5,723)	(385)	(61)
Repayment of loan from related party	(25,000)	-	-	(25,000)	-	-
Loan from related party	-	5,500	866	35,500	5,500	866
Net cash (used in) provided by financing activities	(30,759)	3,344	526	(7,440)	4,289	675

Effect of foreign exchange rate changes	(39)	(6)	(1)	112	(11)	(2)

CASH AND CASH EQUIVALENTS, beginning of period	173,586	275,691	43,395	190,493	273,746	43,089

CASH AND CASH EQUIVALENTS, end of period	172,875	180,414	28,398	172,875	180,414	28,398

Net decrease in cash and cash equivalents	(711)	(95,277)	(14,997)	(17,618)	(93,332)	(14,691)

Breakdown of cash and cash equivalents
Included in cash and cash equivalents	172,875	179,271	28,218	172,875	179,271	28,218
Included in assets held for sale	-	1,143	180	-	1,143	180

12

Exhibit 99.1

ChinaEdu Corporation

Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended			Six Months Ended
(in thousands, unaudited)	June 30,2011	June 30,2012	June 30,2012	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	110,031	115,033	18,107	201,381	228,960	36,040
Income from operations	16,695	22,612	3,561	27,571	44,980	7,081
Adjustment:
Share-based compensation	1,649	1,892	298	3,204	4,111	647
Amortization of intangible assets and land use rights	1,169	1,188	187	2,338	2,325	366
Adjusted income from operations (non-GAAP)	19,513	25,692	4,046	33,113	51,416	8,094
Adjusted operating margin (non-GAAP)	17.7%	22.3%	22.3%	16.4%	22.5%	22.5%

ChinaEdu Corporation

Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended			Six Months Ended
(in thousands, unaudited)	June 30,2011	June 30,2012	June 30,2012	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	110,031	115,033	18,107	201,381	228,960	36,040
Net income attributable to ChinaEdu	5,040	9,292	1,464	8,534	19,617	3,088
Adjustment:
Share-based compensation	1,649	1,892	298	3,204	4,111	647
Share-based compensation attributable to the noncontrolling interest	(122)	(110)	(17)	(256)	(287)	(45)
Amortization of intangible assets and land use rights	1,169	1,188	187	2,338	2,325	366
Adjusted net income attributable to ChinaEdu (non-GAAP)	7,736	12,262	1,932	13,820	25,766	4,056
Adjusted net margin (non-GAAP)	7.0%	10.7%	10.7%	6.9%	11.3%	11.3%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP):
Basic	0.49	0.77	0.121	0.87	1.63	0.26
Diluted	0.46	0.72	0.114	0.81	1.53	0.24

Weighted average aggregate number of ADSs outstanding:
Basic	15,853,838	15,852,495	15,852,495	15,881,875	15,799,250	15,799,250
Diluted	17,000,614	16,927,279	16,927,279	17,114,971	16,844,208	16,844,208

13